SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K
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Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 24, 2015

Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

001-33664	43-1857213
(Commission File Number)	(I.R.S. Employer Identification Number)

400 Atlantic Street
Stamford, Connecticut 06901
(Address of principal executive offices including zip code)

(203) 905-7801
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01. ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.
Term H/I Loan Incremental Activation Notice

On August 24, 2015, Charter Communications Operating, LLC (“Charter Operating”), an indirect subsidiary of Charter Communications, Inc. (the “Company”), executed a Term H/I Loan Incremental Activation Notice (the “Notice”) under its existing Amended and Restated Credit Agreement, dated as of April 11, 2012, as further amended, restated, supplemented or otherwise modified from time to time (the “Credit Agreement”).

The Notice established (i) a new tranche of Term H Loan commitments in the aggregate principal amount of $1.0 billion (the “Term H Loan”) and (ii) a new tranche of Term I Loan commitments in an aggregate principal amount of $2.8 billion (the “Term I Loan” and collectively with the Term H Loan, the “New Term Loans”), each of which was fully drawn on August 24, 2015. The New Term Loans form a portion of the incremental facilities commitments announced by the Company on May 26, 2015 that will be used to partially finance certain transactions with Time Warner Cable Inc. and Bright House Networks, LLC (the “Transactions”). As described in more detail under “Escrow Credit Agreement” below, Charter Operating assigned all of its obligations with respect to the New Term Loans and transferred all of the proceeds from the New Term Loans to a newly-created indirect subsidiary of the Company, CCO Safari III, LLC (“CCO Safari III”), and CCO Safari III placed the funds in escrow pending the closing of the Transactions.

The maturity date of the Term H Loan is August 24, 2021. The Term H Loan will bear interest at the Eurodollar Rate plus 2.50% with a floor of 0.75%. The maturity date of the Term I Loan is January 24, 2023. The Term I Loan will bear interest at the Eurodollar Rate plus 2.75% with a floor of 0.75%.

A copy of the Notice is filed herewith as Exhibit 10.1. The foregoing description of the Notice does not purport to be complete and is qualified in its entirety by reference to the full text of the Notice, which is filed as Exhibit 10.1 hereto and is incorporated by reference.

Amendment No. 5 to Credit Agreement

On August 24, 2015, Charter Operating also entered into Amendment No. 5 (the “Amendment”) to the Credit Agreement. The Amendment, among other things, amended the Credit Agreement to permit a subsidiary of the Company that is not a subsidiary of Charter Operating to assume all obligations of Charter Operating with respect to the New Term Loans and any future incremental term loans with the consent of the Lenders holding such loans.
A copy of the Amendment is filed herewith as Exhibit 10.2. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 10.2 hereto and is incorporated by reference.

Escrow Credit Agreement

In connection with the Notice and Amendment, on August 24, 2015, CCO Safari III, assumed all obligations of Charter Operating under the New Term Loans pursuant to the Escrow Credit Agreement between CCO Safari III, as borrower, Bank of America, N.A., as administrative agent, and the lenders party thereto, as further amended, restated, supplemented or otherwise modified from time to time (the “Escrow Credit Agreement”). As required by the Escrow Credit Agreement, CCO Safari III, Bank of America, N.A., and U.S. Bank, N.A., as escrow agent, entered into the Escrow Agreement dated August 24, 2015, as further amended, restated, supplemented or otherwise modified from time to time (the “Escrow Agreement”). Pursuant to the Escrow Agreement, CCO Safari III is required to maintain an escrow account over which the administrative agent has a perfected first priority security interest on behalf of the lenders party to the Escrow Credit Agreement. The Escrow Credit Agreement, among other things, contains limited negative covenants prohibiting CCO Safari III from engaging in any material activities other than performing its obligations under the Escrow Credit Agreement and Escrow Agreement or issuing other indebtedness pursuant to escrow arrangements similar to the Escrow Credit Agreement and Escrow Agreement.
Copies of the Escrow Credit Agreement and Escrow Agreement are filed herewith as Exhibits 10.3 and 10.4, respectively. The foregoing descriptions of the Escrow Credit Agreement and the Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of those documents that are filed hereto as Exhibits 10.3 and 10.4, respectively, that are each incorporated by reference.

ITEM 2.03. CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT OF A REGISTRANT.
The information under Item 1.01 above is incorporated herein by reference.

ITEM 8.01 OTHER EVENTS

For more details on the foregoing, see the press release announcing the New Term Loans closing filed herewith as Exhibit 99.1.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

Exhibit Number	Description

10.1
Incremental Activation Notice, dated as of August 24, 2015 delivered by Charter Communications Operating, LLC, CCO Holdings, LLC, the subsidiary guarantors party thereto, each Term H Lender party thereto to, each Term I Lender party thereto and Bank of America, N.A., as Administrative Agent under the Amended and Restated Credit Agreement, dated as of April 11, 2012.

10.2
Amendment No. 5, dated as of August 24, 2015, to the Amended and Restated Credit Agreement dated as of April 11, 2012 between Charter Communications Operating, LLC, as borrower, CCO Holdings, LLC, as guarantor, and Bank of America, N.A., as administrative agent.

10.3	Escrow Credit Agreement, dated as of August 24, 2015, between CCO Safari III, LLC, as borrower, and Bank of America, N.A., as administrative agent, and the lenders party thereto.
10.4	Escrow Agreement, dated as of August 24, 2015, between CCO Safari III, LLC, as borrower, Bank of America, N.A., as administrative agent, and U.S. Bank, N.A., as escrow agent.
99.1	Press release dated August 24, 2015 announcing the New Term Loans closing.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable”) and Charter Communications, Inc. (“Charter”), on August 20, 2015, Charter's subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter and commenced mailing the joint proxy statement to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our plans, strategies and prospects, both business and financial.  Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations.  Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation, the factors described under “Risk Factors” from time to time in our filings with the SEC.  Many of the forward-looking statements contained in this communication may be identified by the use of forward-looking words such as “believe”, “expect”, “anticipate”, “should”, “planned”, “will”, “may”, “intend”, “estimated”, “aim”, “on track”, “target”, “opportunity”, “tentative”, “positioning”, “designed”, “create”, “predict”, “project”, “seek”, “would”, “could”, “continue”, “ongoing”, “upside”, “increases” and “potential”, among others.  Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in our Annual Report on Form 10-K and other reports or documents that we file from time to time with the SEC, and include, but are not limited to:

Risks Related to Time Warner Cable and Bright House Transactions (the “Transactions”)

•	delays in the completion of the Transactions;

•	failure to receive necessary stockholder approvals;

•	the risk that a condition to completion of the Transactions may not be satisfied;

•	the risk that a regulatory or other approval that may be required for the Transactions is delayed, is not obtained or is obtained subject to conditions that are not anticipated;

•	New Charter’s ability to achieve the synergies and value creation contemplated by the Time Warner Cable Transaction and/or the Bright House Transaction;

•	New Charter’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations;

•	managing a significantly larger company than before the completion of the Transactions;

•	diversion of management time on issues related to the Transactions;

•	changes in Charter’s, Time Warner Cable’s or Bright House’s businesses, future cash requirements, capital requirements, results of operations, revenues, financial condition and/or cash flows;

•	disruption in the existing business relationships of Charter, Time Warner Cable and Bright House as a result of the Time Warner Cable Transaction and/or the Bright House Transaction;

•	the increase in indebtedness as a result of the Transactions, which will increase interest expense and may decrease Charter’s operating flexibility;

•
changes in transaction costs, the amount of fees paid to financial advisors, potential termination fees and the potential payments to Time Warner Cable’s and Bright House’s executive officers in connection with the Transactions;

•	operating costs and business disruption that may be greater than expected;

•	the ability to retain and hire key personnel and maintain relationships with providers or other business partners pending completion of the Transactions; and

•	the impact of competition.

Risks Related to Our Business

•
our ability to sustain and grow revenues and cash flow from operations by offering video, Internet, voice, advertising and other services to residential and commercial customers, to adequately meet the customer experience demands in our markets and to maintain and grow our customer base, particularly in the face of increasingly aggressive competition, the need for innovation and the related capital expenditures;

•
the impact of competition from other market participants, including but not limited to incumbent telephone companies, direct broadcast satellite operators, wireless broadband and telephone providers, digital subscriber line (“DSL”) providers, video provided over the Internet and providers of advertising over the Internet;

•	general business conditions, economic uncertainty or downturn, high unemployment levels and the level of activity in the housing sector;

•	our ability to obtain programming at reasonable prices or to raise prices to offset, in whole or in part, the effects of higher programming costs (including retransmission consents);

•	the development and deployment of new products and technologies including our cloud-based user interface, Spectrum Guide®, and downloadable security for set-top boxes;

•	the effects of governmental regulation on our business or potential business combination transactions;

•
the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; and

•
our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. We are under no duty or obligation to update any of the forward-looking statements after the date of this communication.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTER COMMUNICATIONS, INC.,
Registrant

	By:	/s/ Patricia A. Baldes
Patricia A. Baldes
Date: August 28, 2015		Vice President - Financial Reporting

EXHIBIT INDEX

Exhibit Number	Description

10.1
Incremental Activation Notice, dated as of August 24, 2015 delivered by Charter Communications Operating, LLC, CCO Holdings, LLC, the subsidiary guarantors party thereto, each Term H Lender party thereto to, each Term I Lender party thereto and Bank of America, N.A., as Administrative Agent under the Amended and Restated Credit Agreement, dated as of April 11, 2012.

10.2
Amendment No. 5, dated as of August 24, 2015, to the Amended and Restated Credit Agreement dated as of April 11, 2012 between Charter Communications Operating, LLC, as borrower, CCO Holdings, LLC, as guarantor, and Bank of America, N.A., as administrative agent.

10.3	Escrow Credit Agreement, dated as of August 24, 2015, between CCO Safari III, LLC, as borrower, and Bank of America, N.A., as administrative agent, and the lenders party thereto.
10.4	Escrow Agreement, dated as of August 24, 2015, between CCO Safari III, LLC, as borrower, Bank of America, N.A., as administrative agent, and U.S. Bank, N.A., as escrow agent.
99.1	Press release dated August 24, 2015 announcing the New Term Loans closing.